July 24, 2009
Via EDGAR and Facsimile
Ms. Lyn Shenk
United States Securities and Exchange Commission
Division of Corporation Finance
Mailstop 3561
Washington, D.C. 20549

Re:	Wabash National Corporation
File No. 001-10883
Form 10-K: For the fiscal year ended December 31, 2008
Dear Ms. Shenk:
On behalf of Wabash National Corporation (“Wabash National” or the “Company”), this letter is in response to your letter dated July 16, 2009 (the “Comment Letter”) to Mr. Robert J. Smith, Chief Financial Officer of Wabash National, regarding the Company’s 10-K for the fiscal year ended December 31, 2008.
In response to several of the comments contained in the Comment Letter, the Company expects to file a Form 10-K/A as soon as practicable to reflect changes, which are described below. Please note that the Company recently entered into a Securities Purchase Agreement with a private investment firm, as a consequence of which the Company will be obligated to file a registration statement for the resale of the shares underlying a warrant being issued to the investor. See the Company’s Form 8-K filed on July 20, 2009 for further information on the investment. The Company expects to file the resale registration statement as soon as possible following closing, which is likely to occur in the first week of August. In order to ensure that the Form 10-K/A, which would be a necessary part of the documents to be incorporated in the Registration Statement prior to its effectiveness, contains disclosure responsive to the comments in your letter, the Company has provided in its responses, set forth below, proposed disclosure that would be included in the Form 10-K/A in order to give the staff an opportunity to review and respond to the proposed disclosure before the Form 10-K/A is filed. Given the short time anticipated before closing and the potential for penalties for the Company if the registration statement is not timely filed and declared effective, we hope the staff will be able to let us know its views of this disclosure as soon as possible.

Ms. Lyn Shenk
Division of Corporation Finance
July 24, 2009

The Company’s responses with respect to each comment contained in your Comment Letter are set forth below. For ease of reference, each of the comments from the Comment Letter is set forth in italic type immediately before the corresponding response.
Form 10-K: for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis, page 22
Results of Operations, page 25
1. We note that you have incurred gross losses in the fourth quarter of fiscal 2008 and the first quarter of 2009. In light of these gross losses, we believe that it would be useful to investors to expand your disclosure here and in the business section of the filing to discuss the nature of the components of your cost of sales, including the extent to which various components are comprised of fixed or variable costs. This will allow investors to better understand how changes in net sales, such as those experienced recently, will affect your results of operations. Please provide us with a copy of your proposed revised disclosure.
Response: We will revise our Results of Operations within the Management Discussion and Analysis and Business sections to include the following disclosure as it relates to Cost of Sales:
Part II Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations (Form 10-K, Page 25)
2008 Compared to 2007
Cost of Sales
Cost of Sales in 2008 was $815.3 million, a decrease of $195.5 million, or 19.3%, compared to 2007. As a percentage of net sales, cost of sales was 97.5% in 2008 compared with 91.7% in 2007.
Manufacturing segment cost of sales was $680.4 million in 2008, a decrease of $189.6 million, or 21.8%, compared to 2007. As a percentage of net sales, cost of sales was 98.0% in 2008 compared to 91.3% in 2007. Cost of sales for our manufacturing business segment for the years ending December 31, 2008 and 2007 were as follows (dollars in millions):

	2008		2007
		% of Rev		% of Rev
Material Costs	$517.9	74.6%	$669.5	70.3%
Other Manufacturing Costs	162.5	23.4%	200.5	21.0%

Total Cost of Sales	$680.4	98.0%	$870.0	91.3%

Ms. Lyn Shenk
Division of Corporation Finance
July 24, 2009

As summarized above, cost of sales is composed of material costs, a variable expense, and other manufacturing costs, comprised of both fixed and variable expenses including direct and indirect labor, outbound freight and overhead expenses. Material costs were 74.6% of net sales compared to 70.3% in 2007. The 4.3% increase results from increases in raw material commodity and component costs, primarily steel and aluminum, that could not be offset by increases in selling prices. In addition, our other manufacturing costs, increased from 21.0% of net sales in 2007 to 23.4% in 2008. The 2.4% increase is primarily the result of the inability to reduce the fixed cost component in proportion to the 29.0% decrease in new trailer volumes.
Retail and distribution segment cost of sales was $135.9 million in 2008, a decrease of $4.4 million, or 3.1% compared to 2007. As a percentage of net sales, cost of sales was 95.7% in 2008 compared to 93.7% in 2007. The increase in the percentage was primarily the result of a 2.1% increase in raw material costs as a percentage of net sales due to pricing pressures on used trailers and reduced sales on higher margin parts and services activities.
Part I Item 1 — Business (Form 10-K, Page 9)
Raw Materials
We utilize a variety of raw materials and components including steel, plastic, aluminum, lumber, tires and suspensions, which we purchase from a limited number of suppliers. Purchases of raw materials and component parts represent approximately 74% and 72% of our 2008 and 2007 consolidated net sales, respectively. Significant price fluctuations or shortages in raw materials or finished components has had, and could have further, adverse affects on our results of operations. In 2009 and for the foreseeable future, we expect that the raw materials used in the greatest quantity will be steel, aluminum, plastic and wood. Our component suppliers have advised us that they have adequate capacity to meet our current and expected demands during 2009. In 2009, we expect there to be continued price volatility for our primary commodity raw materials of aluminum, steel and plastic. Our Harrison, Arkansas laminated hardwood floor facility provides the majority of our requirements for trailer floors.
2. Please revise to discuss and analyze cost of sales separately.
Response: Please refer to detailed response included in Comment 1 above.
3. Throughout your discussion of results of operations, please revise to quantify all material factors to which variances are attributed. As an example, you state that general and administrative decreased due to reduction in salaries and other employee-related costs which were slightly offset by increases in bad debt expense and legal and technology costs, but you do not quantify any of these factors. In addition, please revise to provide an analysis of the underlying reasons for the factors. For example, explain why there was a reduction in salaries and why bad debt expense increased. Although such information may be available in other sections of your filing, such information is disaggregated and not readily apparent and therefore should be discussed here.

Ms. Lyn Shenk
Division of Corporation Finance
July 24, 2009

Response: We will revise our Results of Operations with the Management Discussion and Analysis to include the following disclosure as it relates to both General and Administrative Expenses and Selling Expenses:
Part II Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations (Form 10-K, Page 25)
2008 Compared to 2007
General and Administrative Expenses
General and administrative expenses were $44.1 million in 2008, a decrease of $5.4 million, or 10.9%, compared to the prior year. The decrease was partially the result of our cost cutting initiatives and efforts to adjust our cost structure to match the current market demand, which resulted in professional services expenses being reduced by $4.3 million as a result of litigation settlements and information technology costs and lowered salaries and employee related costs resulting from reductions in headcount of $0.4 million, net of severance costs.
Selling Expenses
Selling expenses were $14.3 million in 2008, a decrease of $1.5 million, or 9.2%, compared to the prior year. The decrease was partially the result of our cost cutting initiatives and efforts to adjust our cost structure to match the current market demand resulting in lower salaries and other employee related costs resulting from reductions in headcount of $0.5 million, net of severance costs, and reductions in advertising and promotional activities of $0.7 million.
2007 Compared to 2006
General and Administrative Expenses
General and administrative expenses decreased $1.6 million to $49.5 million in 2007. The decrease was largely due to a reduction in salaries and other employee-related costs resulting from reductions in headcount which was slightly offset by $0.4 million for increases in bad debt reserves related to collectibility of amounts due from our Canadian dealer and $0.3 million net increase in professional services relating to litigation settlements and information technology costs.

Ms. Lyn Shenk
Division of Corporation Finance
July 24, 2009

Liquidity and Capital Resources, page 29
Cash Flow, page 32
4. Please enhance your disclosure by providing a more detailed discussion and analysis of the material factors that impact the comparability of operating, investing, and financing cash flows between comparative periods. For operating cash flows, note that references to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Instead, your discussion should address material changes in the underlying drivers such as cash receipts from trailer sales and cash payments for raw materials and components. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.
Response: We will revise our Cash Flow analysis regarding operating activities within the Liquidity and Capital Resources section of Management Discussion and Analysis as follows:
Cash provided by operating activities for 2008 amounted to $30.7 million compared to $59.3 million in 2007. The change was primarily a result of a $31.2 million improvement in working capital offset by a $59.8 million reduction in net income, adjusted for non-cash items. Changes in key working capital accounts are summarized below:

(In millions)	2008	2007	Change
Accounts receivable	$30.8	$41.7	$(10.9)
Inventories	20.2	20.0	0.2
Accounts payable and accrued liabilities	(5.7)	(48.5)	42.8
During 2008, accounts receivable decreased by $30.8 million as compared to a $41.7 million decrease in 2007. The decrease for 2008 was primarily a result of the reduction in sales volumes as reported within our Consolidated Statements of Operations coupled with an improvement in the timing of cash receipts from customers. Days sales outstanding, a measure of working capital efficiency that measures the amount of time a receivable is outstanding, improved to approximately 16 days in 2008 compared to 25 days in 2007 due to a favorable mix of customer payment terms within the most recent quarter as compared to the previous year. Inventory decreased $20.2 million during 2008 compared to a decrease of $20.0 million in 2007. The 2008 decrease is due to lower new trailer inventories resulting from reduced demand, as previously discussed, and the continued improvements in our inventory management system offset by increases resulting from higher cost of raw material commodities and component costs realized during the latter portion of 2008. Inventory turns, a commonly used measure of working capital efficiency that measures how quickly inventory turns per year, was approximately seven times in both 2008 and 2007. Accounts payable and accrued liabilities decreased $5.7 million in 2008 compared to a decrease of $48.5 million in 2007. The 2007 decrease was primarily due to reduced raw material levels, improved inventory management and lower production volumes. Days payable outstanding, a measure of working capital efficiency that measures the amount of time a payable is outstanding, was 16 days in 2008 compared to 15 days in 2007.

Ms. Lyn Shenk
Division of Corporation Finance
July 24, 2009

Contractual Obligations and Commercial Commitments, page 34
5. As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments.
Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.
Response: We will revise the Contractual Obligations and Commercial Commitments section to include the following comment in regards to scheduled interest payments in a footnote to the table:
Scheduled payments for our Revolving Facility exclude interest payments as rates are variable. Borrowings under the Revolving Facility bear interest at a variable rate based on the London Interbank Offer Rate (LIBOR) or a base rate determined by the lender’s prime rate plus an applicable margin, as defined in the agreement. The applicable margin for borrowings under the Amendment ranges from 0.00% to 0.75% for base rate borrowings and 1.25% to 2.25% for LIBOR borrowings, subject to adjustment based on the average availability under the Revolving Facility. As a result of the events of default on April 1, 2009 described in Note 1 of the Consolidated Financial Statements, the agent has increased the interest on the outstanding principal under the Revolving Facility by 2% and all outstanding amounts are reported as current debt obligations.
Notes to the Consolidated Financial Statements, page 44
Note 2: Summary of Significant Accounting Policies, page 46
Note 2e: Used Trailer Trade Commitments and Residual Value Guarantees, page 46
6. Please tell us and revise to disclose where on your statement of operations you report losses related to trade allowances in excess of the net realizable values of the underlying used trailers.
Response: We will revise this disclosure in our filings as shown below:
e. Used Trailer Trade Commitments and Residual Value Guarantees
The Company has commitments with certain customers to accept used trailers on trade for new trailer purchases. These commitments arise in the normal course of business related to future new trailer orders at the time a new trailer order is placed by the customer. The Company acquired used trailers of approximately $20.7 million, $21.0 million and $36.9 million in 2008, 2007 and 2006, respectively. As of December 31, 2008 and 2007, the Company had approximately $4.9 million and $23.8 million, respectively, of outstanding trade commitments. On occasion, the amount of the trade allowance provided for in the used trailer commitments, or cost, may exceed the net realizable value of the underlying used trailer. In these instances, the Company’s policy is to recognize, in net sales on the consolidated statement of operations, the loss related to these commitments at the time the new trailer revenue is recognized. Net realizable value of used trailers is measured considering market sales data for comparable types of trailers. The net realizable value of the used trailers subject to the remaining outstanding trade commitments was estimated by the Company to be approximately $4.8 million and $23.0 million as of December 31, 2008 and 2007, respectively.

Ms. Lyn Shenk
Division of Corporation Finance
July 24, 2009

7. Please revise your disclosure to clarify, if correct, that used trailers are measured at the lower of cost or net realizable value on your balance sheet and describe your basis for measuring cost and net realizable value.
Response: Please refer to the revised disclosure provided in comment 6 above.
Note 2h: Inventories, page 47
8. Given the gross losses you have incurred in the fourth quarter of fiscal 2008 and the first quarter of 2009, please tell us what consideration was given to impairment of inventory at the end of each of these periods.
Response: At the end of fiscal 2008 and the first quarter of 2009, we evaluated inventory including new trailers, used trailers and raw materials for impairment which resulted in write-downs of their carrying value. For new trailer inventory, we evaluated net realizable value considering contractual selling prices for trailers produced to specific customer orders and current market sales data for stock trailers to ensure inventory carrying values were not in excess of selling price less a normal profit margin. For used trailers, we evaluated the net realizable value considering current market sales data for comparable types of trailers. For raw materials, specific analysis was performed for excess and obsolete inventories so that the carrying amount of raw materials approximated replacement cost.
Note 2i: Property, Plant and Equipment, page 47
9. Please revise to disclose where on your statement of operations you report depreciation expense.
Response: We will revise our filings as follows:
j. Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, while expenditures that extend the useful life of an asset are capitalized. Depreciation is recorded using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives are up to 33 years for buildings and building improvements and range from three to ten years for machinery and equipment. Depreciation expense, which is recorded in cost of sales and general and administrative expenses, as appropriate, on property, plant and equipment was $15.3 million, $13.1 million and $12.8 million for 2008, 2007 and 2006, respectively. In July 2008, the Company entered into a non-cash capital lease obligation for its manufacturing facility in Cadiz, Kentucky totaling $5.3 million. As of December 31, 2008, the assets related to this facility were recorded within Property, Plant and Equipment in the Condensed Consolidated Balance Sheet for the amount of $5.3 million, net of less than $0.1 million of accumulated depreciation.

Ms. Lyn Shenk
Division of Corporation Finance
July 24, 2009

Note 21: Intangible Assets, page 49
10. We note that you recorded an impairment of goodwill during the fourth quarter of 2008. Given the significant adverse change in the business climate within the trailer industry and that further declines in this market are expected for 2009, the significant decline in your common share price and overall market capitalization and that your total market capitalization appears significantly below your book value, please advise us what consideration was also given to recognizing an impairment of the Company’s recorded investment in intangible assets.
Response: For intangible assets, taking into account the significant declines in 2008 and the expected declines in 2009, we performed an impairment analysis in accordance with Statement of Financial Accounting Standards No. 144. This analysis compared the future estimated undiscounted cash flows, which were consistent with those used in the goodwill impairment test to the carrying value of the intangible assets. The result of this analysis was that the future cash flows exceeded carrying value; thus, no impairment was identified.
* * * *
Enclosed with this letter is a statement of the Company covering the matters requested by the staff.
Please direct any questions, comments and advice of the Commission staff to me at 410-659-2741, or William I. Intner at 410-659-2778.
Respectively submitted,
/s/ Michael J. Siler
Michael J. Silver

cc:	Robert J. Smith, Wabash National Corporation
Tom Ertel, Ernst & Young LLP
Patrick Kuhn, Securities and Exchange Commission

Statement of Wabash National Corporation
July 24, 2009

Re:	Wabash National Corporation
File No. 001-10883
Form 10-K: For the fiscal year ended December 31, 2008
Wabash National Corporation (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
WABASH NATIONAL CORPORATION
By: /s/ Robert J. Smith
Robert J. Smith
Senior Vice President and Chief Financial Officer